Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLYTHIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V52607-P14245 For Against Abstain For Against Abstain ! !! ! !! ! !! ! !! ! !! ! !! ! !! ! !! ! !! ! !! ! !! ! !! ! !! ! !! ICON PLC 1.1 Mr. Ciaran Murray 1.2 Dr. Steve Cutler 1.3 Mr. Rónán Murphy 1.4 Dr. John Climax 1.5 Ms. Julie O'Neill 1.6 Mr. Eugene McCague 1.7 Dr. Linda Grais 1. Election of Directors 4. To authorise the Company to allot shares 7. To authorise the Company to make market purchases of shares 6. To disapply the statutory pre-emption rights for funding capital investment or acquisitions 5. To disapply the statutory pre-emption rights 8. To authorise the price range at which the Company can reissue shares that it holds as treasury shares The Board of Directors recommends you vote FOR the following: Nominees: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. If a corporation or partnership, please sign in full corporate or partnership name by authorised officer. The Board of Directors recommends you vote FOR proposals 2 through 8: 2. To review the Company's affairs and consider the Accounts and Reports 3. To authorise the fixing of the Auditors' Remuneration SCAN TO VIEW MATERIALS & VOTEw ICON PLC SOUTH COUNTY BUSINESS PARK LEOPARDSTOWN DUBLIN 18 IRELAND VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on Sunday 21st July 2024. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on Sunday 21st July 2024. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it to the registered office address of the company (Erina Fox, Deputy Company Secretary, ICON plc, South County Business Park, Leopardstown, Dublin 18, Ireland) so as to be received by 11:59 P.M. Eastern Time on Monday 22nd July 2024. Exhibit 99.2 V52608-P14245 ICON plc Annual General Meeting of Shareholders Tuesday, July 23, 2024 9:00 AM, Dublin Time ICON plc South County Business Park Leopardstown Dublin 18 Ireland If voting by mail, please date, sign and mail this proxy card as soon as possible. Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice & Proxy Statement, Annual Report and 20F are available at www.proxyvote.com. ICON PLC Annual General Meeting of Shareholders July 23, 2024 9:00 AM This proxy is solicited by the Board of Directors The shareholder(s) of the Company hereby appoint(s) the Chairman of the Annual General Meeting, as the proxy of the shareholder(s) to attend, speak, vote, demand a poll and/or join in the demand for a poll for the shareholder(s) on behalf of the shareholder(s) as designated on the reverse side of this ballot, all of the Ordinary Shares of ICON plc that the shareholder(s) is/are entitled to vote at the Annual General Meeting to be held at 9:00 AM, Dublin Time on July 23, 2024, at the ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Note: This proxy may also be voted in accordance with the Board of Directors' recommendations with respect to such other business as may properly come before the Annual General Meeting or any adjournment, postponement or continuation thereof. Continued and to be signed on reverse side